

X-Cal Resources Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 2009 and 2008

ARIS
3-31-09

P.O. Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Smythe Ratcliffe LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Investor Services Inc., Toronto, Canada

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of X-Cal Resources Ltd. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control through an audit committee, which is comprised entirely of non-management directors. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

These consolidated financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"Shawn Kennedy"

Shawn Kennedy
President

Vancouver, British Columbia
June 8, 2009



SmytheRatcliffe
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

TO THE SHAREHOLDERS OF X-CAL RESOURCES LTD.

We have audited the consolidated balance sheets of X-Cal Resources Ltd. as at March 31, 2009 and 2008 and the consolidated statements of operations, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, British Columbia
June 8, 2009

4

7th Floor, Marine Building
355 Burrard Street, Vancouver, BC
Canada V6C 2G8

Fax: 604.688.4675
Telephone: 604.687.1231
Web: SmytheRatcliffe.com

A Member of **PKF** International

X-Cal Resources Ltd.
Consolidated Balance Sheets (Note 1)
March 31

		2009		2008
				Restated (Note 14)
Assets				
Current				
Cash	$	1,216,938	$	145,936
Receivables and prepayments (Note 9)		72,093		267,995
Marketable securities		3,402		2,750
		1,292,433		416,681
Prepaid insurance (Note 4)		1,447,638		1,699,278
Reclamation bond – commutation account (Note 4)		3,915,636		3,235,288
Environmental bonds		11,152		36,598
Mineral property interests (Note 5)		30,048,095		28,983,674
Property and equipment (Note 6)		44,082		66,594
	$	36,759,036	$	34,438,113
Liabilities				
Current				
Accounts payable and accrued liabilities	$	310,500	$	391,424
Reclamation and environmental obligations (Note 7)		1,382,219		744,222
		1,692,719		1,135,646
Shareholders' Equity				
Capital stock (Note 8)		50,365,425		48,109,247
Subscriptions received in advance		-		165,000
Contributed surplus		3,555,851		3,462,701
Deficit		(18,854,959)		(18,434,481)
		35,066,317		33,302,467
	$	36,759,036	$	34,438,113

Commitments (Note 13)
Subsequent Events (Note 16)

(See accompanying notes to the consolidated financial statements)

On behalf of the board:

"Shawn Kennedy"   *"John Arnold"*

Shawn Kennedy, Director   John Arnold, Director

X-Cal Resources Ltd.
Consolidated Statements of Operations
For the years ended March 31

		2009		2008
				Restated (Note 14)
General and administrative expenses				
Accounting and audit	$	98,665	$	76,425
Amortization - equipment		21,156		24,279
Equipment commissioning and testing		-		50,000
Insurance (Note 4)		312,816		292,487
Legal		69,127		62,229
Office and other		26,373		32,555
Regulatory fees		48,443		43,244
Rent		16,074		42,220
Salaries, consultants' and directors' fees		129,533		123,066
Shareholder communications and investor relations		20,168		142,141
Stock-based compensation (Note 8e)		55,280		244,224
Telecommunications		1,735		1,415
Travel		37,820		99,416
Loss before other items		(837,190)		(1,233,701)
Other				
Accretion expense		(149,029)		(97,950)
Foreign exchange gain (loss)		472,134		(398,640)
Gain on sale of property and equipment		5,379		-
Interest income		88,228		156,736
Sale of mineral property interests		-		24,000
		416,712		(315,854)
Net loss and comprehensive loss	$	(420,478)	$	(1,549,555)
Basic and diluted loss per share	$	(0.00)	$	(0.01)
Weighted average number of common shares outstanding		135,959,729		125,511,379

(See accompanying notes to the consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flows
For the years ended March 31

		2009		2008
				Restated (Note 14)
Cash derived from (applied to)				
Operating				
Net loss	$	(420,478)	$	(1,549,555)
Items not involving cash:				
Stock-based compensation		55,280		244,224
Amortization – equipment		21,156		24,279
Insurance premium (Note 4)		251,640		249,640
Accretion expense		149,029		97,950
Unrealized foreign exchange loss (gain)		(500,982)		360,737
Accrued interest – commutation account		(79,808)		(132,730)
Gain on sale of property and equipment		(5,379)		-
Changes in non-cash working capital				
Receivables and prepayments, marketable securities, accounts payables and accrued liabilities		269,196		906
		(260,346)		(704,549)
Financing				
Shares issued for cash, net of issuance costs and subscriptions received in advance		2,087,428		676,500
Investing				
Sale of net smelter production royalty		-		1,591,740
Mineral property acquisition		(30,823)		(157,725)
Mineral property expenditures		(828,587)		(3,247,990)
Proceeds (purchase) of property and equipment		6,735		(8,016)
Proceeds on sale of equipment included in mineral property		97,334		138,481
		(755,341)		(1,683,510)
Foreign exchange loss on cash held in foreign currency		(739)		(10,155)
Net increase (decrease) in cash		1,071,002		(1,721,714)
Cash, beginning of year		145,936		1,867,650
Cash, end of year	$	1,216,938	$	145,936
Non-cash investing and financing activities				
Stock-based compensation capitalized in mineral property interests	$	37,870	$	48,727
Property and equipment acquisition for shares	$	3,750	$	363,500
Reclamation and environmental obligation capitalized in mineral property interest	$	395,309	$	-
Accounts payable/receivable related to mineral property interests	$	59,539	$	180,139

(See accompanying notes to consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Shareholders' Equity
For the years ended March 31

	Number of Shares	Capital Stock	Subscriptions Received in Advance	Contributed Surplus	Accumulated Deficit	Total
Balance: March 31, 2007	123,685,255	$ 47,234,247	$ -	$ 3,169,750	$ (16,884,926)	$ 33,519,071
Issuance of shares for cash – private placement	3,028,568	540,000	165,000	-	-	705,000
Share issuance costs	-	(28,500)	-	-	-	(28,500)
Equipment acquisition	1,000,000	350,000	-	-	-	350,000
Property acquisition	50,000	13,500	-	-	-	13,500
Stock-based compensation	-	-	-	292,951	-	292,951
Net loss for the year (Restated) (Note 14)	-	-	-	-	(1,549,555)	(1,549,555)
Balance: March 31, 2008	127,763,823	48,109,247	165,000	3,462,701	(18,434,481)	33,302,467
Issuance of shares for cash – private placement	34,547,116	2,310,000	(165,000)	-	-	2,145,000
Share issuance costs	-	(57,572)	-	-	-	(57,572)
Property acquisition	100,000	3,750	-	-	-	3,750
Stock-based compensation	-	-	-	93,150	-	93,150
Net loss for the year	-	-	-	-	(420,478)	(420,478)
Balance: March 31, 2009	162,410,939	$ 50,365,425	$ -	$ 3,555,851	$ (18,854,959)	$ 35,066,317

(See accompanying notes to consolidated financial statements)

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

1. Description of Business and Nature of Operations

X-Cal Resources Ltd. (the "Company") is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, develop metallurgical processes, and construct mining and processing facilities at a particular site. There is no assurance that the Company will be successful in its search.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) on a going concern basis. This presumes funds will be available to finance ongoing development, operations and capital expenditures, and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

For the year ended March 31, 2009, the Company incurred a net loss of $420,478 (2008 - $1,549,555). At March 31, 2009, the Company had a deficit of $18,854,959 (2008 - $18,434,481). The Company's ability to continue in operation is dependent on its ability to secure additional financing to fund planned exploration and its ongoing administrative expenditures, and while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

Mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to conduct its planned explorations, meet its administrative overhead and maintain its mineral interests.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the Company to locate economically recoverable reserves, obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production or proceeds from disposition of mineral interests.

2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared by management in accordance with Canadian GAAP using the following significant accounting policies and are expressed in Canadian dollars, the functional and reporting currency of the Company.

a) Basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary, and its 100% interest in New Sleeper Gold LLC and Sleeper Mining Company, LLC. All significant inter-company transactions and balances have been eliminated.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

2. **Summary of Significant Accounting Policies (cont'd)**

b) **Use of estimates and measurement uncertainty**

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include rates for amortization, accretion expense on reclamation and environmental obligations, impairment of mineral property interests, balances of accounts payable and accrued liabilities, reclamation and environmental obligation, valuation allowance for future tax assets and the variables used in the calculation of stock-based compensation expense. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

c) **Revenue recognition**

Interest income is accrued on a time-apportioned basis by reference to the principal outstanding using the effective interest method.

d) **Translation of foreign currencies**

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets and liabilities are translated at rates prevailing at the time of the acquisition of the assets or assumption of liabilities, and revenues and expenses are translated at the exchange rate in effect on the dates they occur. Translation gains and losses are included in the results of operations for the year.

e) **Cash and cash equivalents**

In accordance with Canadian GAAP, the Company classifies highly liquid short-term investments that are readily convertible into known amounts of cash and have maturities of 90 days or less from the date of acquisition as cash equivalents.

f) **Mineral property interests**

Mineral property interests represent acquisition, holding and exploration costs, less amounts recovered, written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties that are abandoned or considered uneconomic in the foreseeable future are written off.

When properties are acquired by the Company under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obliged to make the payment or to issue the shares.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

2. Summary of Significant Accounting Policies (cont'd)

f) Mineral property interests (cont'd)

When properties are sold by the Company under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obliged to make the payment or to issue the shares.

All deferred mineral property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, mineral expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

g) Property and equipment

Property and equipment are recorded at cost less accumulated amortization. All property and equipment is amortized on the straight-line method over five years. Additions during the year are amortized at one-half the annual rate.

h) Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange at the time the related agreement to issue stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

i) Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations or mineral properties, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to capital stock.

The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

2. **Summary of Significant Accounting Policies (cont'd)**

j) Asset retirement obligations ("ARO")

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

k) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in operations in the year in which the change is enacted or substantially assured. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

l) Basic and diluted loss per share

Basic loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that proceeds received from such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

m) Warrants

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

2. **Summary of Significant Accounting Policies (cont'd)**

n) **Financial instruments and comprehensive income**

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities classified as held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders' equity. Any financial instrument may be designated as held-for-trading upon initial recognition. When a decline in the fair value of an available-for-sale financial asset has been recognized in comprehensive income, and there is objective evidence that the impairment is other than temporary, the cumulative loss that had been previously recognized in accumulated other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

Comprehensive income (loss) is defined as the change in equity from transactions and other events from sources other than the Company's shareholders. It is made up of net income and other comprehensive income. Other comprehensive income consists of gains and losses affecting shareholders' equity that under Canadian GAAP are excluded from net income. The Company has no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company's consolidated statements of operations equals comprehensive loss.

o) **New accounting standards**

Effective April 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants ("CICA") Handbook:

i) **Capital Disclosures (Section 1535)**

Section 1535 specifies the disclosure of: (i) an entity's objectives, policies and procedures for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

As a result of the adoption of this standard, additional disclosure on the Company's capital management strategy have been included in Note 10.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

2. **Summary of Significant Accounting Policies (cont'd)**

o) **New Accounting standards (cont'd)**

    ii) **Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863)**

        Sections 3862 and 3863 replace Section 3861, "Financial Instruments – Disclosures and Presentation", revising its disclosure requirements, and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

        Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity's financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

        As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in Note 3.

    iii) **Going Concern**

        In June 2007, the CICA amended Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of the Company's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the consolidated financial statements are prepared and the reason why the company is not considered a going concern. The Company adopted this policy on April 1, 2008 with no significant effect on these consolidated financial statements.

    iv) **EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities**

        In January 2009 the EIC of the CICA issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities", which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC- 173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-173. The Company adopted this recommendation in its fair value determinations for its fiscal year ended March 31, 2009 with no significant effect on these consolidated financial statements.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

2. Summary of Significant Accounting Policies (cont'd)

o) New Accounting standards (cont'd)

(iv) EIC-174, Mining Exploration Costs

On March 27, 2009 the Emerging Issues Committee ("EIC") of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required. EIC-174 also provides additional discussion on recognition for long-lived assets. EIC-174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-174. The Company adopted this recommendation for its fiscal year ended March 31, 2009 with no significant effect on these consolidated financial statements.

p) Future accounting changes

i) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing April 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ending March 31, 2011 and earlier where applicable. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time; however, management continues to monitor these developments.

ii) Business Combinations

In January 2009, the CICA issued Section 1582, "Business Combinations", Section 1601, "Consolidations", and Section 1602, "Non-Controlling Interests". These sections replace the former Section 1581, "Business Combinations" and Section 1600, "Consolidated Financial Statements", and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

2. **Summary of Significant Accounting Policies (cont'd)**

p) **Future accounting changes (cont'd)**

    ii) **Business Combinations (cont'd)**

These new sections apply to the Company's interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

3. **Risk Management and Financial instruments**

The Company classifies its cash and cash equivalents as held-for-trading; receivables as loans and receivable; marketable securities as held for trading, reclamation bond – commutation account and environmental bonds as held-to-maturity; and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. Marketable securities are recorded at fair value as they are marked-to-market through net income at each period end. The book values of reclamation bond – commutation account and environmental bonds approximate their fair values as the stated rate approximates the market rate of interest.

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

a) **Credit risk**

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash and cash equivalents, marketable securities and receivables are exposed to credit risk. The credit risk on cash and cash equivalents and term deposits are minimized as cash and cash equivalents and term deposits are held at major Canadian and US financial institutions. The Company is not exposed to significant credit risk on its receivables.

b) **Liquidity risk**

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet its commitments. The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has at March 31, 2009 in the amount of $1,216,938 in order to meet short-term business requirements. At March 31, 2009, the Company had current liabilities of $310,500. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

3. Risk Management and Financial instruments (cont'd)

c) Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign exchange risk and other price risk. These are discussed further below:

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk on its cash and reclamation bond – commutation account, which are subject to market interest rate. A hypothetical 1% change in the interest rate would impact the Company's earnings by approximately $28,000.

Foreign exchange risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange fluctuation related to its mineral properties and expenditures thereon, and reclamation bonds held in the US. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company's results of operations, financial position or cash flows. As at March 31, 2009, the Company held US cash balances totaling US$14,403 (2008 - US$10,391) in current accounts and US$2,809,820 (2008 - US$2,851,764) in reclamation bonds, which will offset the ARO of US$1,065,245 (2008 - US$725,010). Based on the above net exposures as at March 31, 2009, a 1% change in the Canadian/US exchange rate will impact the Company's earnings by approximately $22,000. The Company does not use derivatives or other techniques to manage foreign currency risk.

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk on its financial instruments.

4. Prepaid Insurance and Reclamation Bond – Commutation Account

In 2004, New Sleeper Gold LLC entered into an insurance-backed financial assurance program including a mine reclamation policy and a pollution legal liability policy for the Sleeper Gold Project. As part of the policy, New Sleeper Gold LLC paid an insurance premium and put funds in a commutation account used to reimburse reclamation costs and indemnity claims paid by New Sleeper Gold LLC.

The insurance policy covers reclamation costs in the event New Sleeper Gold LLC defaults on payment of its reclamation costs up to an aggregate of US$25 million. The insurance premium is being amortized over ten years and the prepaid insurance balance at March 31, 2009 is $1,447,638 (2008 - $1,699,278). The commutation account earns interest at an annual effective rate equal to the one-year constant maturity treasury rate prevailing on the first day of each anniversary year. The balance in the commutation account at March 31, 2009 is $3,915,636 (2008 - $3,235,288). Included in reclamation bond – commutation account is a reclamation bond held with the government in the amount of $378,060 (2008 - $307,950).

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

5. Mineral Property Interests

	2009	2008
Nevada, USA		
Sleeper Gold Project	$ 27,112,845	$ 26,072,563
Mill Claims	2,484,220	2,472,301
Reese River	430,788	418,568
Spring Valley	20,242	20,242
	$ 30,048,095	$ 28,983,674

See attached Consolidated Schedules of Mineral Acquisition and Exploration Costs.

Sleeper Gold Project

From December 1993 to December 2003, the Company acquired rights to explore and develop the Sleeper Gold Project properties. Also, the Company had an option to purchase the 50% interest of a joint venture partner.

In January 2004, the Company purchased the interest of the former joint venture partner, Kinross Gold Corporation, and formed a new joint venture (New Sleeper Gold LLC) with New Sleeper Gold Corporation to finance exploration of the property. Certain terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed US$20,000,000 in cash to the joint venture.

- The Company contributed its interest in the Sleeper Gold Project to the joint venture.

- The US$20,000,000 cash contribution by New Sleeper Gold Corporation was applied to:

    i)   US$4,000,000 to exercise the option to purchase the Kinross Gold interest in the properties;

    ii) US$8,000,000 to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve of which US$5,300,000 was expended by March 31, 2004; the remaining US$2,700,000 was released subsequently and made available for exploration and general operating purposes; and

    iii) US$8,000,000 for exploration and general operating purposes.

The Company acquired the remaining 50% interest in the New Sleeper Gold LLC joint venture on May 16, 2006 by a cash payment of $5,000,000 and the issue of 10,000,000 shares of its common stock at a market value of $0.32 per share, representing an aggregate of $8,200,000 paid to New Sleeper Gold Corporation. The Company now owns 100% of New Sleeper Gold LLC.

In December 2006, the Company acquired title to previously leased mineral claims (part of the Sleeper Gold Project) for US$750,000 (US$325,000 paid as at year-end) plus 250,000 shares (200,000 issued as at year-end). The mineral claims are lodged as security against future payments. As at March 31, 2009, the remaining balance to complete this buyout is US$425,000 (2008 - US$450,000) and 50,000 (2008 - 150,000) common shares of the Company.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

5. Mineral Property Interests (cont'd)

Sleeper Gold Project (cont'd)

An amendment to the original agreement, signed in November 2008, allows the remaining payments to be spread into several payments as below:

- June 1, 2009: $25,000 plus 50,000 shares (paid and issued) (Note 16)
- December 7, 2009: $150,000
- December 7, 2010: $150,000
- December 7 ,2011: $100,000

In June 2007, the Company completed the sale of a 1% net smelter production royalty on the Sleeper Gold Property to the Ken Snyder Gold Syndicate for $1,591,740 (US$1,500,000).

Mill Claims

The Mill Creek Gold Property is owned 100% by the Company. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. A US$1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by the Company on the property.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property, which has resulted in approval of a Plan of Operations Permit.

Reese River

On December 12, 2005, the Company entered into a formal agreement with Placer Dome U.S. Inc. ("Placer Dome"), a subsidiary of Barrick Gold U.S. Inc. ("Barrick Gold"), to jointly explore three claim blocks in the Reese River Pediment, totaling 3,000 acres located in Lander County, Nevada. Title of the claims has been transferred from Placer Dome to the Company. The Company has carried out a US$200,000 drilling program developed by both parties. The Company's expenditures for the above work exceeds the minimum required, and within the time allotted under the agreement. Placer Dome's interest (now owned by Royal Gold, Inc.) has now reverted to a 2% net smelter returns royalty.

Spring Valley

The Company has staked 38 claims totaling 760 acres located in the Spring Valley area, Pershing County, Nevada. The Company granted a 1% net smelter production royalty on this property to a consultant to the Company.

Title to mineral properties

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

5. Mineral Property Interests (cont'd)

Realization of assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the obtaining of permits, the satisfaction of governmental requirements and possible aboriginal rights, and the attainment of successful production from the properties or from the proceeds of their disposition.

Mineral exploration and development is highly speculative and involves inherent risks. While rewards if a feasible ore body is discovered might be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that the current exploration programs will result in the discovery of economically viable quantities of ore.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

6. Property and Equipment

March 31, 2009		Cost		Accumulated Amortization		Net Book Value
Vehicles	$	109,697	$	80,408	$	29,289
Office equipment		114,863		100,070		14,793
Leasehold improvements		18,574		18,574		-
	$	243,134	$	199,052	$	44,082

March 31, 2008		Cost		Accumulated Amortization		Net Book Value
Vehicles	$	109,697	$	67,673	$	42,024
Office equipment		116,143		91,802		24,341
Leasehold improvements		18,650		18,421		229
	$	244,490	$	177,896	$	66,594

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

7. Reclamation and Environmental Obligations

Subject to the laws and regulations relating to environmental matters, the Company may be held liable for future site restoration costs.

As at March 31, 2009 and 2008, the following information was assumed in measuring the reclamation and environmental obligation:

	2009	2008
Undiscounted amount required (US$4,056,500)	$ 5,112,002	$ 4,163,997
Expected timing of payments	2010 – 2053	2009 – 2053
Average credit-adjusted risk-free rate	9.0%	11.0%
Inflation factor	2.0%	2.0%

The undiscounted amount required is based on a report obtained in May 2007. The commutation account (Note 4) is used to reimburse reclamation costs and indemnity claims paid by the Company.

The following table presents the reconciliation of the liability for the ARO:

	2009	2008
Balance, beginning of year	$ 744,222	$ 882,860
Changes in credit-adjusted risk-free rate	395,309	-
Accretion expense	149,029	97,950
Payments made	(135,879)	(138,053)
Foreign exchange adjustment	229,538	(98,535)
Balance, end of year	$ 1,382,219	$ 744,222

8. Capital Stock and Contributed Surplus

a) Authorized

Unlimited number of common shares without par value.

b) Issued

At March 31, 2009, 162,410,939 common shares were issued and outstanding.

On April 4, 2008, the Company completed a private placement of 500,000 common shares at $0.15 per share and 600,000 Units at $0.15 per Unit for total proceeds of $165,000, which was received in the prior year and recorded as share subscriptions received in advance. Each Unit consisted of one common share and one-half of one common share purchase warrant Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $0.24 per share until April 4, 2010.

On June 11, 2008, the Company completed a private placement of 8,062,500 Units at $0.08 per Unit for total proceeds of $645,000. Each Unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.10 per share until June 10, 2009.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

8. **Capital Stock and Contributed Surplus (cont'd)**

b) **Issued (cont'd)**

On March 16, 2009, the Company completed a private placement of 10,000,000 common shares at $0.05 per share for total proceeds of $500,000.

On March 31, 2009, the Company completed a private placement of 15,384,616 Units at $0.065 per Unit for total proceeds of $1,000,000. Each Unit consisted of one common share and one-half of one common share purchase warrant. Two half-warrants entitle the holder to purchase an additional common share at an exercise price of $0.10 per share until March 30, 2011. A 5% cash commission has been paid plus other cash share issue costs of $7,572 and warrants to purchase 769,231 shares at $0.10 were issued to an agent in consideration of arranging the private placement. The warrants expire on March 30, 2011.

c) **Stock options**

The Company has a 10% rolling stock option plan under which directors, officers, and other key employees and consultants to the Company and its subsidiary may be granted options to purchase shares. The number of common shares subject to options granted under the plan is 5% of the issued capital at the date of the grant with respect to any one optionee, not to exceed 10% of the issued and outstanding common shares of the Company in aggregate. Options issued under the plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

	2009		2008	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	10,110,000	$ 0.34	8,960,000	$ 0.36
Granted	3,875,000	$ 0.11	1,825,000	$ 0.26
Expired	(1,600,000)	$ 0.35	(215,000)	$ 0.50
Forfeited	(15,000)	$ 0.20	(460,000)	$ 0.33
Outstanding, end of year	12,370,000	$ 0.27	10,110,000	$ 0.34

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

8. **Capital Stock and Contributed Surplus (cont'd)**

c) **Stock options (cont'd)**

The options granted during the year have an immediate vesting term. As at March 31, 2009, the Company had stock options outstanding and exercisable, enabling the holders to acquire common shares as follows:

Number of Options	Exercise Price	Expiry Date
775,000	$ 0.35	May 31, 2009*
20,000	$ 0.35	July 28, 2009
640,000	$ 0.50	December 13, 2009
390,000	$ 0.20	January 17, 2010
20,000	$ 0.20	February 28, 2010
150,000	$ 0.35	March 23, 2010
200,000	$ 0.20	April 1, 2010
200,000	$ 0.10	May 26, 2010
750,000	$ 0.35	June 12, 2010
600,000	$ 0.20	September 24, 2010
1,200,000	$ 0.33	February 16, 2011
725,000	$ 0.10	February 27, 2011
1,700,000	$ 0.35	May 31, 2011
2,150,000	$ 0.10	September 24, 2011
600,000	$ 0.10	February 27, 2012
2,250,000	$ 0.35	March 23, 2012
12,370,000		

*expired unexercised

The weighted average remaining contractual life of stock options at March 31, 2009 is 1.97 years (2008 - 2.50 years).

d) **Warrants**

	2009	
	Number of Warrants	Weighted Average Exercise Price
Issued	16,824,039	$ 0.10
Outstanding, end of year (Note 16)	16,824,039	$ 0.10

As at March 31, 2009, the Company had warrants outstanding and exercisable, enabling the holders to acquire common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
8,062,500	$ 0.10	June 10, 2009
300,000	$ 0.24	April 4, 2010
8,461,539	$ 0.10	March 30, 2011
16,824,039 (Note 16)		

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

8. **Capital Stock and Contributed Surplus (cont'd)**

e) **Stock-based compensation**

The Company uses the Black-Scholes option pricing model to estimate the value of the options at each grant date using the following weighted average assumptions for the years ended March 31, 2009 and 2008:

	2009	2008
Risk-free rate of return	2.31%	4.45%
Expected dividend yield	-	-
Expected stock price volatility	65.76%	163.62%
Expected option life in years	2.69	2.78

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

During the year ended March 31, 2009, the compensation cost of stock options granted was $93,150 ($0.02 per option), $55,280 of which was expensed and $37,870 was capitalized to mineral properties. Stock-based compensation attributable to employees and consultants was $46,610, and to directors was $46,540.

During the year ended March 31, 2008, the compensation cost of stock options granted was $292,951 ($0.16 per option), $244,224 of which was expensed and $48,727 was capitalized to mineral properties. Stock-based compensation attributable to employees and consultants was $223,108, and to directors was $69,843.

9. **Related Party Transactions**

The Company paid $21,000 (2008 - $23,130) of legal fees and expenses to a law firm in which a director of the Company is a partner; $16,944 (2008 - $7,236) is included in accounts payable. The Company incurred consulting expenses of $66,000 (2008 - $66,000) to a director and officer of the Company, $64,300 (2008 - $11,550) is included in accounts payable. The Company paid salaries of $160,000 (2008 - $160,000) to a director and officer of the Company and $36,000 (2008 - $36,000) to a party related to a director and officer of the Company. As at March 31, 2009, $6,434 (2008 - $10,934) was due from a director and officer of the Company with respect to travel advances, and is included in receivables and prepayments. The Company incurred rental expenses of $4,500.

The above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

10. Capital Management

The Company considers its capital to be all components of shareholders' equity. The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Management reviews the capital structure on a regular basis to ensure that objectives are met. The Company's capital is not subject to any externally imposed capital requirements.

The Company's overall strategy remains unchanged from the prior year.

11. Income Taxes

The components of the Company's future income tax assets and liabilities are as follows:

	2009 26%	2008 28%
Mineral properties tax value in excess of book value	$ (160,000)	$ (95,000)
Share issue costs	61,000	78,000
Excess of accounting basis over tax basis of SR&ED expenditure and property and equipment	57,000	49,000
Marketable securities	(100)	-
Capital losses carried forward	1,500	2,000
Non-capital losses carried forward	1,519,000	1,596,000
US net operating losses carried forward	1,468,000	1,908,000
Total net future income tax asset	2,946,400	3,538,000
Valuation allowance	(2,946,400)	(3,538,000)
Net book value	$ -	$ -

The net future tax asset resulting from these items has not been recognized in these accounts, as realization is not considered more likely than not. A valuation allowance has been applied against the entire net future income tax asset.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

11.   Income Taxes (cont'd)

The Company has non-capital losses of $5,844,000 available to reduce future taxable income that under Canadian income tax laws expire as follows:

2010	$	947,000
2014		996,000
2015		815,000
2026		659,000
2027		1,069,000
2028		780,000
2029		578,000
	$	5,844,000

The Company also has reported net operating losses in the US of US$5,645,000 that are available to reduce taxable income in future years. These losses will expire from 2011 to 2028.

The reconciliation of income tax provision computed at the statutory rates of 30.75% (2008 - 34.12%) to the reported income tax provision is as follows:

		2009		2008
Income tax recovery based on statutory rate	$	123,700	$	528,708
Unrealized foreign exchange gain		165,400		-
Stock-based compensation		(17,000)		(83,000)
Share issue costs		31,600		32,000
Differences between amortization and capital cost allowance		(6,600)		(8,000)
Accretion expense		(52,200)		-
Non-deductible expense		700		(2,000)
Change in timing difference		(226,100)		
Effect of change in tax rate		(238,200)		(83,841)
Utilized (unrecognized) tax losses		218,700		(383,867)
	$	-	$	-

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

12. Segmented Information

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the US. All current exploration activities are conducted in Nevada, US. The net loss and assets identifiable within those geographic areas are as follows:

		2009		2008 Restated (Note 14)
Net income (loss)				
Canada	$	(551,090)	$	(1,109,118)
USA		130,612		(440,437)
	$	(420,478)	$	(1,549,555)
Assets				
Canada	$	1,278,172	$	485,438
USA		35,480,864		33,952,675
	$	36,759,036	$	34,438,113

13. Commitments

Management agreements

The Company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1 of each year, when such remuneration may be increased, but not decreased. The remuneration for the President is $160,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US$150,000.

The Company entered into an employment contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of the contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased, but not decreased. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

14. Prior Year's Restatement and Comparative Figures

The Company has concluded that the prior year's financial statements incorrectly reflected the sale of the net smelter royalty on the Sleeper Gold Project. The proceeds of $1,591,740 should have been recorded against the capitalized value of the mineral property interest, as opposed to revenue for accounting purposes.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

14. Prior Year's Restatement and Comparative Figures (cont'd)

As at March 31, 2008, the restatement of the consolidated balance sheets resulted in changes to the previously reported carrying values of assets and shareholders' equity as follows:

	Previously Reported	Correction	Restated
Assets			
Mineral property interests	$ 30,575,414	$ (1,591,740)	$ 28,983,674
Shareholders' Equity			
Deficit	$ (16,842,741)	$ (1,591,740)	$ (18,434,481)

For the year ended March 31, 2008 comparative consolidated statements of operations and deficit, the restatement resulted in changes to the previously reported amounts as follows:

	Previously Reported	Correction	Restated
Other			
Sale of mineral property interests	$ 1,591,740	$ (1,591,740)	$ 0
Net income (loss) for the year	$ 42,185	$ (1,591,740)	$ (1,549,555)
Deficit, end of year	$ (16,842,741)	$ (1,591,740)	$ (18,434,481)
Income (loss) per share	$ 0.00	$ (0.013)	$ (0.01)

For the year ended March 31, 2008 comparative consolidated statements of cash flows, the restatement resulted in changes to the previously reported amounts as follows:

	Previously Reported	Correction	Restated
Operations			
Net income (loss)	$ 42,185	$ (1,591,740)	$ (1,549,555)
Investing			
Sale of net smelter production royalty	$ 0	$ 1,591,740	$ 1,591,740

Certain of the prior year's figures have been reclassified to conform to the financial statement presentation adopted for the current year ended March 31, 2009.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2009 and 2008

15. Foreign Exchange Gain (Loss)

The foreign exchange gain in 2009 was largely due to the fact the reclamation bond – commutation account (Note 4) is carried in US dollars and the March 31, 2009 US dollar exchange rate increased significantly compared to the March 31, 2008 rate. A breakdown of this figure is as follows:

		2009		2008
Reclamation bond – commutation account	$	722,435	$	(443,916)
Environmental bond		(1,187)		(453)
Reclamation and environmental obligation		(229,538)		98,535
Cash and term deposit		(87)		(10,155)
Accounts payable		8,172		(4,748)
Unrealized foreign exchange gain (loss)		499,795		(360,737)
Realized foreign exchange loss		(27,661)		(37,903)
Foreign exchange gain (loss)	$	472,134	$	(398,640)

16. Subsequent Events

Warrants exercised

The Company has received $453,750 from warrants, which had a June 10, 2009 expiry date. A total of 4,537,500 warrants at $0.10 per share were exercised. Insiders subscribed for 575,000 shares. The proceeds from the warrants will add to existing treasury funds, to be used for general corporate purposes and to advance the Sleeper Gold Project, located in Humboldt County, Nevada.

Upon exercise of the warrants above and the expiry of warrants with a June 10, 2009 expiry date, there are 8,761,539 warrants outstanding.

Mineral properties

Subsequent to the year-end, the Company paid $25,000 and issued 50,000 shares as part of the Sleeper Gold Project agreement property.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Acquisition and Exploration Costs (see Note 5)
For the years ended March 31

	Year ended March 31, 2009					Year ended March 31, 2008				
	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Spring Valley	Total	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Spring Valley	Total
Mineral acquisitions and exploration expenditures, beginning of year	$ 26,072,563	$ 2,472,301	$ 418,568	$ 20,242	$ 28,983,674	$ 24,246,537	$ 2,448,315	$ 376,100	$ 14,481	$ 27,085,433
Acquisition and holding costs incurred										
Property acquisitions	34,573	-	-	-	34,573	171,225	-	-	-	171,225
Exploration expenditures										
Consulting	19,545	200	200	-	19,945	116,811	163	800	163	117,937
Geology, including consultant	75,758	-	-	-	75,758	137,307	-	-	-	137,307
Drilling and assaying	72	-	-	-	72	1,632,015	-	-	-	1,632,015
Field	53,995	-	-	-	53,995	184,152	5,145	21,137	5,430	215,864
Insurance	38,807	-	-	-	38,807	71,927	-	-	-	71,927
Licenses, fees and claim fees	197,013	-	-	-	197,013	197,129	38	155	40	197,362
Reclamation	-	-	-	-	-	9,525	-	-	-	9,525
Stock-based compensation	37,870	-	-	-	37,870	47,378	674	674	-	48,726
Office, wages, prof fees and travel	440,815	11,719	12,020	-	464,554	850,297	17,966	19,702	128	888,093
	863,875	11,919	12,220	-	888,014	3,246,541	23,986	42,468	5,761	3,318,756
Mineral exploration expenditures and interests before other costs	26,971,011	2,484,220	430,788	20,242	29,906,261	27,664,303	2,472,301	418,568	20,242	30,575,414
Proceeds from sale of capitalized equipment	(97,334)	-	-	-	(97,334)	-	-	-	-	-
Change in asset retirement obligation	239,168	-	-	-	239,168	-	-	-	-	-
Proceeds from sale of net smelter royalty	-	-	-	-	-	(1,591,740)	-	-	-	(1,591,740)
Mineral interests, end of period	$ 27,112,845	$ 2,484,220	$ 430,788	$ 20,242	$ 30,048,095	$ 26,072,563	$ 2,472,301	$ 418,568	$ 20,242	$ 28,983,674

MANAGEMENT DISCUSSION AND ANALYSIS
(for the year ended March 31, 2009)

This year end Management Discussion and Analysis ("MD&A") reviews the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") and compares the financial results for the fourth quarter ending March 31, 2009 with those of the corresponding quarter of 2008. It is also an update to the Company's annual MD&A for the year ended March 31, 2008 and should be read in conjunction with the March 31, 2009 Consolidated Financial Statements and related notes. The reader is encouraged to review the Company's financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

The information in this Management Discussion and Analysis contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are made as of June 8, 2009.

All references to "2009" refer to the year ending March 31, 2009, and all references to "2008" refer to the year ended March 31, 2008, unless otherwise noted.

General

The Company is an active resource exploration company focused on the identification and delineation of gold and silver mineral resources on its Sleeper Gold, Mill Creek, and Spring Valley properties in Nevada, USA. The Company has acquired a fourth Nevada gold property, the Reese River Pediment project.

The Company depends on private placements and joint ventures to fund its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the Company's operations, and compliance with all regulatory requirements.

The gold industry must replace its reserves regularly. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus. Nevada, in terms of geology and resources, political risk and cost-efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop its gold properties. Management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada gold properties.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives.

The potential profitability of the Sleeper, Mill Creek, Reese River and Spring Valley Area Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates of the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

The global financial crises and credit freeze has had an effect on the Company and the Board of Directors is actively pursuing a number of alternatives to ensure the ongoing success of the Company.

Sleeper Gold Property

Note: All references to years, 2009 - 2008 – 2007, refer to work programs carried out within the calendar year.

The Sleeper Gold Property includes a historic open pit mine operated by AMAX Gold from 1986 until 1996, which produced 1.66 million ounces of gold and 2.3 million ounces of silver. The property has been the subject of several exploration programs. These programs have produced an extensive database for current exploration targeting and continuing studies.

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper Gold Project was acquired by New Sleeper Gold Corporation, a publicly traded reporting issuer, in return for providing initial funding to the New Sleeper Gold LLC joint venture (the "Sleeper Joint Venture") (50% X-Cal/50% New Sleeper Gold Corporation). A National Instrument 43-101-compliant technical report was submitted by each party. The technical reports are available on SEDAR at www.sedar.com.

The Company contributed its interest in the Sleeper Gold Project to the Sleeper Joint Venture and New Sleeper Gold Corporation capitalized the Sleeper Joint Venture with US $20,000,000. The Sleeper Joint Venture company treasury was independent of both companies and was managed on behalf of the Sleeper Joint Venture by New Sleeper Gold Corporation.

X-Cal acquired the 50% interest from New Sleeper Gold Corporation (now Reunion Gold Corporation) in the Sleeper Joint Venture on May 16, 2006. The Company paid CDN $5,000,000 and delivered 10 million common shares at a deemed value of $0.32 per share ($3,200,000), with resale restrictions attached. The Company now owns 100% of New Sleeper Gold LLC.

Title of the York Leased Lands, which are part of the Sleeper Gold Project, has been signed over to X-Cal concurrent with a buy out agreement between the Company and York Mines. The buy out was initiated with a payment to York Mines consisting of US $150,000 and 50,000 common shares. To complete the buyout, a further US $600,000 and 200,000 common shares of X-Cal was required. At the date of this report, the remaining balance to complete this buyout is US $400,000. An amendment to the original agreement, signed in November 2008, allows the remaining payments to be spread into 3 payments, with the final payment being made on December 7, 2011.

The exploration program for the years 2004 through early 2006 included drilling of 82,240 feet of core and reverse circulation drilling in 2004, and 22,524 feet of core and reverse circulation drilling in 2005. Extensive exploration targeting studies and surveys were initiated and

substantially completed late in the two year program. The results of the studies established a better definition of exploration targets.

The Company assembled a panel of professionals to review the Sleeper Gold Project and to make recommendations for ongoing work. Two of the independent panel members, Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist, provided the Company with their expert views in the form of: "Observations on the Sleeper Gold Project, Nevada" by Dr. Jeffrey Hedenquist (December, 2005) and a separate paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe (January, 2006). These papers are not NI-43-101 reports and should be considered a supplement to NI-43-101 documents for the project.

A detailed NI-43-101 Technical Report (March 2006) authored by Robert E. Thomason, M.Sc., L.Geo. and co-authored by Larry Kornze, B.Sc.,P.E. and Winthrop A. Rowe, M.Sc.,C.P.G. reviewed all previous work on the property. The report established the basis for determination of drill target areas.

Both Dr. Sillitoe's report and the NI-43-101 Technical Report (March 2006) were filed on SEDAR. Dr. Jeffrey Hedenquist's report was not filed on SEDAR but can be found in its entirety at the Company's website at www.x-cal.com.

A preliminary economic assessment is ongoing at Sleeper.

From August 2006 to November 2006 ten reverse-circulation (RC) drill holes totaling 10,805 feet were completed in the Range Front Target. This is a structural zone that is +3 miles in length, located parallel and to the east of the Sleeper Mine Site.

In December 2006 drilling moved to the Facilities Area. This is a mineralized zone east of the previously mined pit under the now reclaimed AMAX mill and crusher location. During 2006 two RC holes were completed for 1,460 feet and two core holes were drilled totaling 1,405 feet.

From January to the end of March 2007 twenty-one RC holes totaling 12,865 feet and two core holes totaling 1,330 feet were completed in the Facilities Area. From the end of March 2007 to the end of June 2007, twenty-seven RC holes totaling 17,165 feet and five core holes totaling 2,768 feet were completed in the Facilities Area.

A recent break-through in geologic understanding has significant implications for the modeling of and possible future mining of the Facilities Area. Detailed examination of core indicates a low-angle stratigraphic unit that appears to control mineralization. This was not recognized previously in the reverse-circulation (chip type) drilling. Gold and silver values can be placed within the stratigraphic layer on repeated assay data cross-sections. The strata can be projected east, up-dip to the range front break and located there on the surface. The western projection passes underneath the mine pit, through significant areas of no data. Geologic cross-sections that reflect the revised Sleeper Geology are being submitted to Mine Development Associates as framework for the pending resource calculations.

There is much work to be done, but the tonnage and low strip ratio implications for the Facilities Area are encouraging. Other target areas may be re-drilled in light of the new interpretation.
Readers are further encouraged to view the Company's news releases which include plan maps and assay results available on the X-Cal Resources Ltd. website at www.x-cal.com and on the SEDAR website at www.sedar.com.

The West Wood Breccia Area is a zone of hydrothermal brecciation and veining located immediately southwest of the main open pit at the Sleeper Mine. Previous work outlined a mineralized area approximately 800 feet (250 meters) long and 320 feet (100 meters) wide. Earlier high-grade intercepts at West Wood can be reviewed in the NI-43-101 Technical Report

for the property available at www.x-cal.com or on SEDAR. Highlight assays are contained in the 2007 X-Cal Annual Report. At West Wood drilling is in-filling the zone of mineralization and expanding it, both to the south and west. From January to the end of March 2007 two core holes totaling 1,691 feet and one RC for 1,560 feet were completed. From the end of March 2007 to the end of June 2007 two RC holes totaling 2,621 feet and four core holes totaling 4,352 feet were completed in the West Wood Breccia Area.

An indication of a possibly deeper zone located directly underneath the known high-grade mineralization will also continue to be tested (see March 8, 2007 press release).

The NW target is located north-west of the pit, approximately 1,500 meters north of West Wood. It is one of the areas where exploration with the objective of a breakthrough new discovery is in progress. The January 2006 paper "Exploration Potential of the Sleeper Project" by Dr. Richard Sillitoe describes this and five other priority exploration targets.

Current drilling in the NW area has encountered a silicified sulphide breccia. In the period from January to the end of March 2007 four core holes totaling 4,228 feet were completed in the NW area. From a geological perspective the hydrothermal alteration is apparent and encouraging. Drill testing of this area will continue.

Bulk samples from the above ground heap materials for column leach tests have been collected for metallurgical work as part of overall program for the mineralization located east of the mine site in the Heaps and Facilities Areas.

An access road was completed onto Heap Leach Pads #1 and #2. Samples from trenches were submitted for independent metallurgical testing. In autumn 2007 a sonic drill program gathered an addition of 20,000 lbs of material from Pads #1, 2, 3 & 4. The results of these programs are being compared with earlier work on the heap pads. Previous studies which were not NI-43-101 qualified indicated that a substantial amount of recoverable gold and silver may be present above ground in these pads. The results of ongoing work are encouraging to date.

A goal of current work is to determine if Facilities Area gold and silver mineralization and the mineralization in the Heap Pads at Sleeper can be blended as the basis of renewed heap leaching operations at Sleeper. Resource calculations and metallurgical tests aimed at providing independently verified answers to these questions are part of ongoing work.

The mine scale exploration targets described by Dr. Sillitoe will be tested in series (NW, then SW, etc). The program is operating efficiently and can be accelerated.

Drilling, engineering and report preparation should continue throughout 2009 with the goals of defining base resources for the project and making a new breakthrough exploration discovery.

The Company has completed the sale of a 1% Net Smelter Production Royalty on the Sleeper Gold Property to the Ken Snyder Gold Syndicate for US $1,500,000.

The most recent NI 43-101 Technical Report on the Sleeper Gold Project was filed to SEDAR on September 25, 2008 and is also available at www.x-cal.com. Gold and Silver Resources with near term economic potential and exploration upside are evident in the document.

A permit application for a new heap leach pad and on site bulk testing is recommended in the Technical Report, provided that a positive internal rate of return results from a proposed preliminary economic assessment.

X-Cal carried out a sonic drill program on the heaps that collected material for assay and metallurgical work. The results of this work to date are encouraging and are also documented in the new Technical Report. The engineering work should be continued.

The economic potential of 583,000 ounces of inferred gold resource and 1,249,000 ounces of inferred silver resource, located in the Heap Leach Pads, becomes more attractive if this material can be blended with other, additional nearby resource.

The 2007 definition drilling program of the nearby Facilities Area resulted in an additional 220,000 ounces of "indicated gold resource" with an average grade of 0.686 g/t Au, and (plus) 370,000 ounces of "inferred gold resource" with an average grade of 0.587 g/t Au. The in-ground Facilities Area resources may be able to be blended with the Heaps resource, which is located in close proximity.

A separate 130,000 ounces of inferred gold resource and 1,476,000 ounces of inferred silver resource are also above ground in tailings at Sleeper. This material is mentioned as part of inventory, but would likely require a different form of processing.

In addition to evaluating the potential for renewed heap leach operations at Sleeper, the possible benefits of a ramp to access higher-grade material at West Wood will be evaluated.

The West Wood area contains high-grade intercepts such as 110 ft averaging 21.72 g/t Au and 209 ft averaging 10.67g/t Au, which are listed in the 2007 X-Cal Annual Report. A ramp could provide access to high-grade portions of the West Wood Resource for bulk sampling and new underground drill stations.

Sleeper is noted for some exceptional concentrations of gold. Potential revenue from shipping of bulk samples could be beneficial.

The West Wood area currently has an "indicated resource" of 380,000 ounces of gold with an average grade of 1.519 g/t Au and 1,750,000 ounces of silver with an average grade of 7.021 g/t Ag. Additionally, there is also a modest "inferred" gold and silver resource at West Wood, which is described in the Technical Report.

The requirement for step out and exploration drilling between the West Wood Area and the North West Target is apparent in the data. In light of the new geologic understanding, drilling of these areas should be a high priority.

The gold resource in the block model, both at West Wood and in the Facilities Area, conforms to the new understanding of mineralization controls at Sleeper. This knowledge should improve the success rate of both definition and exploration drilling.

The exploration upside of the Sleeper Gold District for new epithermal gold deposits is documented and very attractive.

The SW Target Area is 2 km long, located south west of the mine site. It is an example of a completely untested target, which is equal in area to the historic Sleeper mine site. SW is one of several areas, which illustrate the district scale potential of the Sleeper Gold Property.

Future Exploration

Exploration priorities for the Sleeper Gold Property are expected to focus on five priority mine scale targets located near the Sleeper Mine. All five of the priority targets occur along three structural corridors parallel to the Sleeper Mine historic mineralization. None of the five targets have been adequately tested in prior drill programs. Current and ongoing three-dimensional modeling of geochemical data, additional geophysical interpretations and refinements and

detailed compilation on Gemcom and Gocad will help set drilling priorities. However, the targets are well defined at present. Drill testing is to involve angled drill hole fences with overlap at bedrock depths. Drill orientation of these current targets is to be east-west to optimize crossing of key structural trends. Each target should have two to four drill fences to test the target concepts.

The Company is committed to the success of the Sleeper Gold Project. A realistic exploration budget to address the targets in Dr. Sillitoe's paper with the objective of break-through discovery is estimated at US $15 million. The minimum next phase budget is estimated at US $5 million. (See Outlook – Exploration Expenditures below).

Mill Creek/Goat Window Gold Property

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. The Mill Creek Gold Property is located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects, are known to occur. The area is also known as the "Cortez Area" within the Battle Mountain-Cortez-Eureka Trend. A US $1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by X-Cal on the Mill Creek Gold Property.

Richard Redfern, M.Sc., a qualified person as defined by NI-43-101, has provided the Company with a NI-43-101 Technical Report on the Mill Creek Gold Property dated February 18, 2005, which has been filed with regulators. Investors are encouraged to read the complete report for a comprehensive view of this early stage gold project which is available on the SEDAR website www.sedar.com and the Company's website www.x-cal.com.

The Company has completed an extensive permitting process for the Mill Creek (Goat Window) Property which has resulted in approval of a Plan of Operations Permit. The permit will facilitate the testing of the targets described in the technical report. X-Cal will consider joint venture partners for funding of continued work on this property.

Reese River/Horse Mountain Window Property

The Company entered into a formal agreement with Placer Dome US (a subsidiary of Barrick Gold) to jointly explore three claim blocks totaling 3,000 acres in the Reese River Pediment, Lander County, Nevada. Title of the claims was transferred from Placer Dome to the Company. The Company agreed to carry out and fully fund a minimum US $200,000 drilling program, developed by both parties, within Year One but prior to December 16, 2006. This deadline was extended, by Placer Dome, to March 16, 2007. Under the terms of the agreement, Placer Dome was granted a one time right to expend triple the Company's expenditures in Years Two and Three to earn back a 51% interest in the properties. X-Cal's expenditures for the above work exceed the minimum required, and within the time allotted, under the agreement. Placer Dome did not make the election to go forward under the agreement and therefore, has forfeited the right to acquire a 51% interest in the property. Placer Dome's interest (now owned by Royal Gold, Inc.) has now reverted to a 2% net smelter return royalty.

A NI-43-101 Technical Report titled "A Technical Report on the Reese River/Horse Mountain Project, November 14, 2006" was completed and filed.

During 2006 a gravity survey was completed and a total of sixty-four new gravity stations were surveyed. The gravity survey indicates a complex structural setting composed of three major structural zones. Geologic mapping supports the zones with correlating mapped faults and major lithologic boundaries. An up-thrown block is interpreted at the zones' intersection with the associated gravity high being potentially the result of lower plate carbonates. The structures and the lower plate are both exploration targets.

Spring Valley Area

X-Cal has one hundred percent of thirty-eight lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the Company which facilitated the staking. Dr. Snyder has a 1% Net Smelter Return interest in the claims.

SUMMARY

The Sleeper Gold Project is the primary focus of the Company.

The Mill Creek (Goat Window) and the Reese River (Horse Mountain Window) Gold Projects are both well located and documented projects situated over favorable lower plate windows in the Cortez Area of Nevada. X-Cal will seek joint venture partners for these properties.

The Spring Valley Project is a grass roots exploration project.

Results of Operations

X-Cal is in the business of exploring for, and where warranted, developing gold property interests. The Company has no producing properties and consequently no sales or revenues.

The following table summarizes selected financial data from the Company's financial information for the year ended March 31, 2009 and 2008.

		Year Ended March 31, 2009		Year Ended March 31, 2008 (Restated)
Total interest income and gain on sale of property and equipment	$	93,607	$	180,736
Net income (loss) for the year	$	(420,478)	$	(1,549,555)
Income (loss) per share	$	(0.00)	$	(0.01)
Cash, term deposits and marketable securities	$	1,220,340	$	148,686
Total assets	$	36,759,036	$	34,438,113
Total liabilities	$	1,692,719	$	1,135,646
Total shareholders' equity	$	35,066,317	$	33,302,467
Cash dividends per share	$	Nil	$	Nil

During the year ended March 31, 2009, the Company recorded net loss of $420,478 or $0.00 per common share (2008 – net loss of $1,549,555 or $0.01 per common share).

Interest income earned during the year ended March 31, 2009 was $88,228 (2008 – $156,736).

The following table outlines general and administrative expenditures attributable directly to the Company and not capitalized in any property for the year ended March 31, 2009 and 2008.

| | | Year Ended | | |
		March 31 2009		March 31 2008
Accounting and audit	$	98,665	$	76,425
Amortization		21,156		24,279
Equipment commissioning & testing		-		50,000
Insurance		312,816		292,487
Legal		69,127		62,229
Office and other		26,373		32,555
Regulatory fees		48,443		43,244
Rent		16,074		42,220
Salaries, consultants' & directors' fees		129,533		123,066
Shareholder communications and investor relations		20,168		142,141
Stock-based compensation		55,280		244,224
Telecommunications		1,735		1,415
Travel		37,820		99,416
		837,190		1,233,701

General and administrative expenses for the year ended March 31, 2009 were $837,190 (2008 - $1,233,701). The Company recorded an overall decrease in costs due to a decrease in stock-based compensation, shareholder communications, investor relations, equipment commissioning and testing, and travel expenses. The directors' fees for the fiscal year ended March 31, 2008 were recorded in this year ($30,000), as were the accrual for the directors' fees for the year ended March 31, 2009 ($30,000) for a total directors' fee accrual of $60,000. These were paid in full shortly after the year end.

For the year ended March 31, 2009, X-Cal recorded loss per share of $0.00 (2008 – $0.01 per share) based on a basic weighted average number of shares outstanding of 135,959,729 (2008 – 125,511,379). Actual shares outstanding as at March 31, 2009 were 162,410,939 (2008 – 127,763,823) representing loss per share of $0.00 (2008 – loss per share of $0.01).

For the year ended March 31, 2009, X-Cal recorded a foreign exchange gain of $472,134 (2008 – loss $398,640).

Other differences between the amounts incurred in 2009 and 2008 reflect normal variances in business activities from year to year.

Summary of Quarterly Results

The following is a summary of unaudited quarterly financial information for the Company's fiscal years (fiscal year ended March 31) as indicated.

2009	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$31,782	$24,498	$28,834	$3,114	$88,228
Net income (loss)	($188,151)	($350,250)	($136,103)	$254,026	($420,478)
Income (loss) per share	($0.001)	($0.003)	($0.001)	$0.002	($0.003)

2008	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$43,455	$39,012	$8,884	$65,385	$156,736
Net income (loss)	($456,381)	($244,358)	($293,293)	($555,523)	($1,549,555)
Income (loss) per share	($0.003)	($0.002)	($0.002)	($0.004)	($0.011)

2007	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$10,792	$32,016	$47,466	148,449	$238,723
Net income (loss)	($1,111,831)	($261,889)	($239,827)	($523,772)	($2,137,319)
Income (loss) per share	($0.013)	($0.002)	($0.002)	($0.003)	($0.02)

While the information set out in the foregoing table is mandated by National Instrument 51-102, it is management's view that the variations in financial results that occur from quarter to quarter are not particularly helpful in analyzing the Company's performance. It is in the nature of the business of junior exploration companies that unless they sell a mineral interest for a sum greater than the costs incurred in acquiring such interest, they have no significant net sales or total revenue. Because the majority of our expenditures consist of exploration costs that are capitalized, our quarterly losses usually result from costs that are of a general and administrative nature.

Significant variances in the Company's reported loss from quarter to quarter most commonly arise from three factors that are difficult to anticipate in advance or to predict from past results: (i) decisions to write off deferred exploration costs when management concludes that there has been an impairment in the carrying value of a mineral property, or the property is abandoned, (ii) the granting of incentive stock options, which results in the recording of amounts for stock-based compensation expense that can be quite large in relation to other general and administrative expenses incurred in any given quarter, and (iii) increased costs directly related to financing activities of the Company.

Liquidity and Capital Resources

As at March 31, 2009, the Company had cash and short-term investments of $1,220,340 (2008 - $148,686).

As at March 31, 2009, the Company had a working capital balance of $981,933 (2008 – $25,257). The increase in working capital reflects the increase in equity financing and decrease in expenditures in mineral exploration.

During the year ended March 31, 2009 the Company issued 34,547,116 common shares for gross proceeds of $2,310,000 (2008 – 3,028,568 shares for $540,000) in private placements, 100,000 shares were issued at a deemed value of $3,750 for property acquisition purposes (2008 – 50,000 shares at a deemed value of $13,500), and no shares were issued for equipment acquisition purposes (2008 – 1,000,000 shares at a deemed value of $350,000); no common shares were issued for the exercise of options (2008 – Nil) so the Company received no proceeds in 2009 (2008 – Nil); and the Company had no shares issued for the exercise of warrants and accordingly received no proceeds (2008 – Nil).

Exploration and property costs during the year ended March 31, 2009 were $888,014 (2008 – $3,318,756). Of that amount $863,875 (2008 – $3,246,541) was incurred on the Sleeper Gold property. Additionally, $11,919 (2008 – $23,986) was spent on the Mill Creek Property. The Company further incurred costs of $12,220 (2008 – $42,468) on the Reese River Property. The Company incurred no costs for the Spring Valley Area Claims (2008 – $5,761).

Commitments

Office Lease

The Company leases office space in Nevada. The lease agreement for this office space expired in November 2008. The company now leases the premises on a month to month basis under the provisions of the original lease. The Nevada office lease requires the Company to pay $1,200 monthly as its share of base rent.

Management Agreements

The Company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1 of each year, when such remuneration may be increased, but not decreased. The remuneration for the President is $160,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

The Company entered into an employment contract with an officer of the Company effective April 1, 2007 whereby it will pay the officer $66,000 per annum. Under the terms of the contract, remuneration is reviewable on April 1 of each year, when such remuneration may be increased, but not decreased. The contract provides that, in the event of termination by the Company, the officer shall receive two times the annual amount of salary in the year of termination.

Net Smelter Return Royalty

The Ken Snyder Gold Syndicate holds a 1% Net Smelter Production Royalty on the Sleeper Gold Property. Dr. Snyder retains 1% NSR on the WR claims in the Spring Valley Area (this royalty is separate and unrelated to the syndicate which has 1% NSR at Sleeper).

Related Party Transactions

The Company paid $21,000 (2008 - $23,130) of legal fees and expenses to a law firm in which a director of the Company is a partner; $16,944 (2008 - $7,236) is included in accounts payable. The Company incurred consulting expenses of $66,000 (2008 - $66,000) to a director and officer of the Company, $64,300 (2008 - $11,550) is included in accounts payable. The Company paid salaries of $160,000 (2008 - $160,000) to a director and officer of the Company and $36,000 (2008 - $36,000) to a party related to a director and officer of the Company. As at March 31, 2009, $6,434 (2008 - $10,934) was due from a director and officer of the Company with respect to travel advances, and is included in receivables and prepayments. The Company incurred rental expenses of $4,500.

The above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates and Significant Accounting Policies

For a detailed summary of the Company's significant accounting policies, the reader is directed to Note 2 of the Notes to the Audited Consolidated Financial Statements, March 31, 2009 and 2008, available on SEDAR at www.sedar.com.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned integrated subsidiary and its 100% interest in New Sleeper Gold LLC and Sleeper Mining Company, LLC.

Mineral Properties

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obligated to make the payment or issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obligated to make the payment or to issue the shares.

Reclamation and Environmental Costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company recognizes the fair value of its reclamation and environmental obligations in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property interests, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

Financial Instruments

The Company has various financial instruments including cash, deposits, receivables, and payables and accruals. The carrying value of all financial instruments approximates their fair values.

1. **Fair value**

   The Company's financial instruments include cash and term deposits, receivables, reclamation bond – commutation account, environmental bonds, and accounts payable and accrued liabilities. Cash and term deposits are designated as held-for-trading; receivable are designated as loans and receivables; reclamation bond – commutation account and environmental bonds are classified as held-to-maturity; and accounts payable and accrued liabilities are classified as other financial liabilities.

   Prior to the adoption of Section 3855, the carrying values of cash and term deposits, receivables, and accounts payables and accrued liabilities approximated their fair values because of the short-term maturity of these financial instruments. The reclamation bond approximated its fair value as it earns interest at market rates.

2. **Interest rate risk**

   The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

3. **Credit risk**

   The Company's financial assets that are exposed to credit risk consist primarily of cash and term deposits, and receivables. The Company's cash and term deposits are held at major Canadian and US financial institutions. The Company maintains provisions for

potential credit losses for its receivables, and any losses to date have been within management's expectations.

4. Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

Outlook

Exploration Expenditures

The gold production industry continues to face the need for reserve replacement. The Company has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. The Sleeper Joint Venture, New Sleeper Gold LLC (50% X-Cal/50% New Sleeper Gold Corporation) generated a large volume of new data which has been incorporated into the overall picture at Sleeper.

X-Cal successfully acquired the 50% interest that New Sleeper Gold Corporation held in the Sleeper Joint Venture. The Company is now solely responsible for continued exploration of the property and has assembled an experienced team of professionals to carry on current exploration programs as recommended in the NI-43-101 Technical Report (March 2006). The Company budgeted $1.3 million for implementation of its exploration program. The Company is continuing to seek to raise additional financing to fund the recommendations in the NI-43-101 Technical Report (March 2006).

The Mill Creek Gold Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies.

As part of forward planning for the Mill Creek Property, X-Cal has received approval of a Plan of Operations permit, which will allow for comprehensive drill testing of the property. The Plan of Operations will facilitate continued exploration in the future.

The Reese River agreement between the Company and Placer Dome US (a subsidiary of Barrick Gold) allows for work programs that are based on recommendations of a technical team composed of both Placer Dome and the Company's personnel. The December 16, 2006 deadline for the Company's commitment to fund a US $200,000 drilling program was extended, by Placer Dome, to March 16, 2007. X-Cal exceeded the required minimum in the agreement within the time frame and notified Placer Dome that the expenditures have been made. Placer Dome's interest has now reverted to a 2% net smelter returns royalty.

X-Cal has staked thirty-eight lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the Company which facilitated the staking. Dr. Snyder retains a 1% Net Smelter Return interest in the claims.

Potential for Corporate Developments

The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position, either by exposing it to prospective new areas, or by seeking alliances or partnerships in order to investigate its properties more cost effectively. This could include the addition of new properties via acquisitions, mergers or joint ventures, or the

seeking out of corporate partners. The company currently has several active data sharing agreements in place, as per the above mentioned objectives.

Risks and Uncertainties

Risks related to the Mining Exploration Industry Generally

The Company is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Risk associated with Mineral Tenure Rights

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Uninsured Risks

The Company maintains insurance to protect it against certain risks related to its current operations in amounts that it believes are reasonable depending upon the circumstances surrounding each identified risk. The Company may elect, however, not to insure against certain risks due to high premiums or for various other reasons. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, there could result increasing costs and a decline in the value of the Company's securities.

Competition

The Company competes with other mining companies that have substantially greater financial and technical resources for the acquisition of mineral concessions, as well as for the recruitment and retention of qualified employees, contractors and other advisors with technical skills and experience in the mining industry. There can be no assurance that the Company will continue to attract and retain skilled employees, contractors and technical advisors.

Management

The Company currently has a small executive management group, which is sufficient for its present stage of development. The Company has relied, and will continue to rely, upon a number of consultants and others for operating expertise. The Company's development to date has largely depended and in the future will continue to depend upon the efforts of current executive management. The loss of a member of this group could have a material adverse effect on the Company.
Requirement for Further Financing

The Company is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company's funding needs may vary depending upon results obtained from current exploration activities. The Company's ability to raise future capital will be in part

affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

Outstanding Share Data as at March 31, 2009

The Company has unlimited share capital of common shares of no par value. Of this, the Company had 162,410,939 shares outstanding as of March 31, 2009 or 191,604,978 shares on a fully diluted basis. As at the date hereof, the total number of shares outstanding is 166,948,439.

Date	Type	No. of shares	Deemed or Issue Price per share	Gross Proceeds to Company
March 31, 2008	Opening balance	127,763,823		
April 4, 2008	Private Placement	1,100,000	$ 0.15	$ 165,000
June 10, 2008	Private Placement	8,062,500	$ 0.08	$ 645,000
November 19, 2008	Property Purchase	50,000	$ 0.015	$ 750[1]
January 13, 2009	Property Purchase	50,000	$ 0.06	$ 3,000[1]
March 12, 2009	Private Placement	10,000,000	$ 0.05	$ 500,000
March 30, 2009	Private Placement	15,384,616	$ 0.065	$1,000,000
March 31, 2009	**Total**	**162,410,939**		**$2,310,000**

[1] Deemed value, no cash received by the company

The Company had 3,875,000 stock options granted, and 1,615,000 expired or forfeited during the year. There are 12,370,000 stock options currently outstanding under the Company's incentive stock option plan(s) with exercise prices ranging from $0.10 - $0.50 with expiry dates ranging to March 23, 2012.

The Company had 16,824,039 warrants issued and outstanding as at March 31, 2009. The exercise prices range from $0.10 - $0.24 with expiry dates ranging to March 30, 2011.

If the Company were to issue all 12,370,000 shares issuable upon exercise of all incentive stock options outstanding, as well as all 16,824,039 shares issuable upon exercise of all warrants, it would raise $5,025,654.

Internal Controls over Financial Reporting

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of X-Cal Resources Ltd. are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. They have designed controls for this process and have conducted an evaluation which has identified certain weaknesses in the controls. Due to the limited number of staff at the Company, there is a potential weakness in the system of internal controls due to the Company's inability to achieve total appropriate segregation of duties. In order to reduce this risk, additional contracted professionals are used on a regular basis by the Company. These additional contractors possess technical knowledge in the areas of accounting, legal, and Canadian/US taxation. These additional resources of the Company also increase the likelihood that complex and non-routine accounting transactions will be identified and recorded in accordance with Canadian GAAP. While Management and the Board of Directors out-source technical expertise where necessary to mitigate the risk of material misstatement, the Company does not have total assurance that this risk can be reduced to a remote likelihood of a material misstatement. The Company continuously reviews and evaluates its processes to further strengthen its system of internal controls. The Company believes that an adequate control environment exists at this time.

There were no significant changes in the Company's internal controls or, to the knowledge of management, in other factors that could significantly affect the disclosure controls and procedures subsequent to the date that this evaluation was carried out.

Multilateral Instrument 52-109 Disclosure

Disclosure controls and procedures have been designed to ensure the accuracy and timely filing of periodic financial reports as well as the disclosure of material information in accordance with securities regulations. Responsibilities for preparing, reviewing in advance, and releasing periodic reports, press releases and proxy statements have been assigned to members of the audit committee, Board of Directors, the comptroller, staff and other qualified persons. The Company has set out general disclosure guidelines dealing with the determination of material information and circumstances when assistance from outside legal counsel is required.

Prior Year Restatement and Comparative Figures

The 2008 operating results have been restated to record the proceeds from the sale of a 1% net smelter production royalty interest in the Sleeper Gold Property as a recovery of exploration costs. The royalty sale was previously recorded as other income.

The revision to its previously reported net income for the year ended March 31, 2008 resulted in a net decrease of $1,591,740 in net income and shareholders' equity, and a corresponding decrease in mineral property interests.

The Company's Board or Directors, on the recommendation of its auditors and management, has elected to restate the Company's audited financial statements for the year ended March 31, 2008.

Convergence with International Financial Reporting Standards ("IFRS")

On February 13, 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will occur on January 1, 2011 for public entities. The impact of this transition on the Company's consolidated financial statements has not yet been determined; however, management continues to monitor these developments and the CFO has enrolled in education courses regarding IFRS business issues and implementation strategies for mining companies.

Items Subsequent to Year-End

Warrants exercised

The Company has received $453,750 from warrants, which had a June 10, 2009 expiry date. A total of 4,537,500 warrants at $0.10 per share were exercised. Insiders subscribed for 575,000 shares. The proceeds from the warrants will add to existing treasury funds, to be used for general corporate purposes and to advance the Sleeper Gold Project, located in Humboldt County, Nevada.

Upon exercise of the warrants above and the expiry of warrants with a June 10, 2009 expiry date, there are 8,761,539 warrants outstanding.

Mineral properties

Subsequent to the year-end, the Company paid $25,000 and issued 50,000 shares as part of the Sleeper Gold Project agreement property.

Additional Information

Additional information regarding X-Cal is available on SEDAR at www.sedar.com.